Exhibit 99(a)(21)

Wavecom Fourth Quarter 2008 Management Letter to Stakeholders

Dear Stakeholders,

2008 was a year of many challenges and important developments for Wavecom. Despite the difficult global economic environment, that impacted our financial results during the fourth quarter and full year 2008, we continued to focus on leveraging our technology leadership in order to introduce innovative products into the M2M marketplace and win new business. However, the most important corporate development in 2008 was our Board of Directors’ decision to unanimously approve the offer by Sierra Wireless to acquire Wavecom.

During the fourth quarter of 2008, Wavecom was the subject of a hostile takeover bid, which proposed €7 per share to our shareholders. Due to the tremendous effort and guidance from our Board of Directors, we successfully defended against this unsolicited and, what we considered to be an undervalued bid, by finding an alternative buyer, Canadian-based Sierra Wireless, who increased the offer to €8.50 per share and €31.93 for our convertible bonds. This new offer, 20% higher for Wavecom’s shares than the previous offer, will remain open until February 12, 2009. At that time, an official count of the shares and convertible bonds tendered will be completed by the French stock market authority (the “AMF”) which is expected to announce the results on February 25, 2009.

To summarize this offer:

•	Our Board of Directors has voted unanimously in favor of this offer and is recommending that shareholders tender their shares into this offer
•	An independent financial expert provided an evaluation of the bid which concludes it is a fair value for Wavecom security holders
•	The founders of Wavecom, who own approximately 21% of the Company, have already agreed to tender all of their shares into the offer

Turning to the business, despite the sharp global economic downturn, fourth quarter revenues were stable to the third quarter at €28 million. The fourth quarter was marked by a number of exceptional items including costs associated with two takeover bids and bad debt provisions relating to two customers. These exceptional items had a significant impact on our overall performance and we realized an operating loss in both the fourth quarter and for the full year 2008.

However, we remain focused on building our business and over the last few months we have continued to win new business and launch new products that position Wavecom for future success.

In early February 2009, we announced a three year co-development contract for an automotive telematics platform based on our wireless technology with Denso, a major Japanese tier one auto supplier for brands like Toyota and Lexus. We received an order for the first 10,000 units in December 2008. Development of this platform has been centered with our CDMA team in the U.S. as Denso’s main customer for telematics targets a rollout primarily in the North American market. Denso’s management expects the wireless solutions telematics features developed jointly with Wavecom to be standard in many new car models in the future.

Also, in January 2008, we launched our M2M Studio along with our subsidiary Anyware Technologies. The M2M studio is a fully integrated suite of development tools for embedded software applications used in industrial wireless devices based on Wavecom Wireless CPU®s. It enables developers to easily create, develop, compile, download, debug and test their applications. The development environment features an easy-to-use graphical user interface (GUI) as well as improved GUI-based documentation. It comes with several new features such as a new Enhanced Build System, a new Wireless CPU® Connector, and a new Software Package Manager for managing Open AT OS, Firmware and Plug-Ins bundles.

Finally, in the fourth quarter 2008 our subsidiary Anyware Technologies was awarded a prize for “productivity” in their collaboration with Airbus on a project called Topcased. Recognized by the France’s IE Club whose members are technology-oriented companies and hosted by MEDEF the leading network of business professionals in France, rewarded “duets” of large companies and small/medium companies that working together demonstrated creation of added value. Topcased is an open source development platform built on Eclipse™ whose aim is to establish a complete development environment for critical embedded systems. The Topcased platform is expected to increase productivity of Airbus and its partners by reducing development costs while at the same time expand the number of engineering tools.

As we begin 2009, there are still many challenges ahead, but we are confident that through the hard work and commitment of all our employees throughout the world and our new partners we are well positioned for future success.

Ron Black

Wavecom Chief Executive Officer

February 5, 2009

This letter contains forward-looking statements which are not historical facts. Such forward-looking statements relate to the Company’s future business prospects and projected position in the wireless data and M2M markets. Actual results may differ significantly from those contemplated by these forward-looking statements due to a variety of factors. Important factors that may cause such differences include, but are not limited to, those described in Sierra Wireless France and Wavecom’s filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Further risks and uncertainties include, among others, the risk that Sierra Wireless’ proposed acquisition of Wavecom may be delayed or may ultimately be unsuccessful. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.

This letter is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France SAS filed with the Autorité des marchés financiers (“AMF”) or the U.S. Securities and Exchange Commission (the “SEC”) and you should read carefully the applicable documents listed below and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer.

Copies of the note d’information filed by Sierra Wireless France SAS approved by the AMF under visa n°09-002 dated January 6, 2009 and of the “other information document” are available on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and of the AMF (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse of Wavecom approved by the AMF under visa n°09-003 dated January 6, 2009 and of the “other information document” are available on the websites of Wavecom (www.wavecom.fr) and of the AMF (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux, and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France SAS and the Schedule 14D-9 filed by Wavecom, with the SEC, are available from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France SAS will also be available for free at Sierra Wireless’ website (www.sierrawireless.com) and Wavecom’s website at (www.wavecom.com)